



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

March 14th, 2003

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the notice of annual general meeting, together with its Reply Slip and Proxy Form, sent to shareholders on March 14th, 2003.

Thank you for your attention.

Sincerely yours,

Wenyao Jiang
Deputy General Manager
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

Cc: Ms. Denise Wong / Ms. Gigi Lau – Herbert Smith, (852) 2845 9099 (w/o attachements)


浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China (the "PRC") with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on Wednesday, April 30, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC for the conduct of the following business:

A. To pass the following matters as ordinary resolutions:

1. To consider and approve the report of the Directors for the year 2002;

2. To consider and approve the report of the Supervisory Committee for the year 2002;

3. To consider and approve the audited financial statements for the year 2002;

4. To consider and approve the proposed distribution of profits and the final dividend for the year 2002;

5. To consider and approve the financial budget for the year 2003;

6. To consider and approve the re-appointment of Ernst & Young (Hong Kong Certified Public Accountants) and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所) as the international auditors and the PRC auditors of the Company respectively and to authorize the Board of Directors (the "Board") to fix their remunerations; and

7. To consider and approve the widening project of the Shanghai-Hangzhou-Nignbo Expressway.

B. To consider and, if thought fit, pass the following as a special resolution:

To authorize the board of directors of the Company (the"Board") to issue additional shares not exceeding 20 per cent. of each of the existing issued domestic shares and overseas listed foreign shares of the Company.

"**THAT:**

(1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (4) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

(2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

(3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

(4) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

   (a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

   (b) the expiry of the twelve month period from the date of the passing of this resolution; or

   (c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

(5) The Board be authorised to make appropriate amendments to the relevant articles of the Articles of Association of the Company after the completion of the allotment and issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang Province, the PRC
March 4, 2003

Notes:

1. **Registration procedures for attending the AGM**

   (1) Holders of H Shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the AGM to the Company at the address shown in paragraph 5 below on or before April 10, 2003.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the AGM. If a corporate shareholder appoints its legal representative to attend the AGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy need not to be a member.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

   (3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for holding of the AGM.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

The register of members holding H shares of the Company will be closed from March 29, 2003 to April 30, 2003 (both days inclusive).

4. **Eligibility for attending the AGM**

Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company at close of trading on March 28, 2003 (Friday) shall have the right to attend the AGM.

Holders of H Shares who intend to attend the AGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H shares of the Company, Hong Kong Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00p.m. on Friday, March 28, 2003.

5. **Miscellaneous**

(1) The AGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is:

Rooms 1712-1716
17th Floor, Hopewell Center
183 Queen's Road East
Hong Kong

(3) The address of the Company is:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
The PRC

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329



浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China (the "PRC") with limited liability)

Reply Slip for 2002 Annual General Meeting

I(We) ____

of ____ ,

Telephone number: ________________ and Fax number: ________________ ,

being the holder(s) of ________________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Annual General Meeting ("AGM") to be held at 10:00a.m. on Wednesday, 30th April, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ________________________

Date: ________________________

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before 10th April, 2003. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the AGM.

* *Please delete as appropriate.*



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China (the "PRC") with limited liability)

Proxy Form for Annual General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (We) *(note 2)* ______________________________

of ______________________________,

being the holder(s) of *(note 1)* ______________________________,
H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") now appoint
(note 3) ______________________________

____

(I.D. No.: ____________________ of ____________________

____________________)/ or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary and special resolutions in accordance with the instruction(s) below and on my (our) behalf at the Annual General Meeting ("AGM") to be held at 10:00a.m. on Wednesday, 30th April, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion *(note 4)*.

A. Ordinary Resolutions:	For *(note 4)*	Against *(note 4)*
1. To consider and approve the report of the Directors for the year 2002;		
2. To consider and approve the report of the Supervisory Committee for the year 2002;		
3. To consider and approve the audited financial statements for the year 2002;		
4. To consider and approve the proposed distribution of profits and the final dividend for the year 2002;		
5. To consider and approve the financial budget for the year 2003;		
6. To consider and approve the re-appointment of Ernst & Young (Hong Kong Certified Public Accountants) and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所) as the international auditors and the PRC auditors of the Company respectively and to authorize the Board of Directors (the "Board") to fix their remunerations; and		
7. To consider and approve the widening project of the Shanghai-Hangzhou-Ningbo Expressway.		
B. Special Resolution: "THAT: (1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (4) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;		

(2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution; (3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission; (4) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of: (a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting; (b) the expiry of the twelve month period from the date of the passing of this resolution; or (c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting; and (5) The Board be authorised to make appropriate amendments to the relevant articles of the Articles of Association of the Company after the completion of the allotment and issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."		

Date: ____________________, 2003 Signature: ____________________ *(note 5)*

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTETRS.**
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote **FOR** any resolution, please indicate with a "√" in the appropriate space under "**For**". If you wish to vote **AGAINST** any resolution, please indicate with a "√" in the appropriate space under "**Against**". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, PRC, and in the case of a holder of H share(s), to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the AGM.

* *Please delete as appropriate.*